

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 28, 2006

Richard L. Dunn, CFO
Dycom Industries, Inc.
11770 U.S. Highway One, Suite 101
Palm Beach Gardens, FL 33408

Re: Dycom Industries, Inc.
       File No. 1-10613
       Form 10-K for the Fiscal Year Ended July 30, 2005

Dear Mr. Dunn:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 7, p. 45</u>

1.   There is a concern that investors may have been surprised by the $29 million goodwill impairment charge. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss".

There does not appear to be disclosure in prior filings, including the April 30, 2005 10-Q filed on May 26, 2005, regarding underperformance at the WMCC subsidiary and the implications thereof. Please clarify for us why there was apparently no specific, prior disclosure regarding a material uncertainty over the recoverability of the WMCC goodwill asset. Describe the specific factors considered by management at May 26, 2005 in assessing the likelihood of a future goodwill impairment.

2.   There is a concern about whether the existing disclosure fully explains the goodwill impairment charge. The MD&A section contains one sentence attributing the impairment to "The recent under-performance of the subsidiary's financial results, combined with a reduction in the future expected cash flows". Given that the amount of the impairment charge approximates 50% of the year's pre-tax income, and that the charge is predominantly responsible for the company's fourth quarter net loss, substantive and informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the loss. In this regard, we note the requirements of paragraph 47a of SFAS 142 and sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify the following issues:

- What were the significant, critical accounting assumptions that differed between the impairment tests conducted at July 30, 2004 and at July 30, 2005? What was the basis for the changes in these assumptions? Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the goodwill impairment tests done at each date.
- What were the material business, competitive, and economic factors that adversely impacted the subsidiary's operating results and precipitated management's revised, negative assumptions regarding future cash flows?
- When did WMCC start to generate the adverse operating results that eventually led to the impairment? Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.

Please provide these disclosures in an amendment to the Form 10-K or clarify for us why management believes its disclosures are fully compliant with the authoritative guidance cited above.

3.   So that we may better understand the company's financial reporting in this area, please provide for us your July 30, 2004 and July 30, 2005 SFAS 142 impairment tests for all goodwill on the respective balance sheets.

Please respond to these comments within 10 business days or tell us by then when you will provide us with a response. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief